# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 201103
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-25-004133
Filed by CIK 0001708574

## Reporting persons
- OceanLink Partners Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 15,780,456; shared voting power 0; sole dispositive power 15,780,456; shared dispositive power 0; aggregate amount beneficially owned 15,780,456 (4.72% of the class)
  Comment: (1) The values in rows 5,7, and 9 - 15,780,456 Ordinary Shares represented by 5,260,152 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares.
  (2) The percentage in row 11 - 4.72% is based on 334,448,671 Ordinary Shares outstanding as of December 31, 2025 as reported on the issuer's 20-F on April 17, 2026

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices:
1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, CHINA
201103

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is being filed by OceanLink Partners Fund, LP, a Cayman Islands exempted limited partnership (the "Reporting Person")
Address of principal business office or, if none, residence: The business address of the Reporting Person is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
Citizenship: The Reporting Person is a Cayman Islands exempted limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 15,780,456 Class A ordinary shares, par value US$0.0001 per share, of the Issuer ("Ordinary Shares") represented by 5,260,152 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares. The amount and percentage of beneficial ownership reported herein are as of July 30, 2026.
Percent of class: 4.72
Sole power to vote or to direct the vote: The Reporting Person has the sole power to vote or direct the vote of 15,780,456 Ordinary Shares.
Shared power to vote or to direct the vote: The Reporting Person has the shared power to vote or to direct the vote of 0 Ordinary Shares.
Sole power to dispose or to direct the disposition: The Reporting Person has the sole power to dispose or direct the disposition of 5,780,456 Ordinary Shares.
Shared power to dispose or to direct the disposition: The Reporting Person has the shared power to dispose or to direct the disposition of 0 Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
The Reporting Person beneficially owns approximately 4.72% of the class. The percentage of beneficial ownership reported herein, and on the Reporting Person's cover page to this Schedule 13G, is based on a total of 334,448,671 Ordinary Shares issued and outstanding as of December 31, 2025, as reported in the most recent annual report of the Issuer on Form 20-F for its fiscal year ended December 31, 2025.

## Signatures
- OceanLink Partners Fund, LP: /s/Richard Li, Director (08/14/2026)